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SEC
Mail Processing
Section
FEB 25 2009
Washington, DC
105

SECURITIE … MISSION

W…

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) to 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan — (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/24

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying finance-al statement and supporting schedules pertaining to the firm of First Empire Securities, Inc. , as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Subscribed and sworn to before me this
23 day of February 2009

Notary Public

Gina Marie Accolla
Notary Public, State of New York
No: 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-2012

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-Corporation) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2008, in conformity with generally accepted accounting principles.

Albrecht, Viggiano, Zureck + Co., P.C.

Hauppauge, New York
February 12, 2009

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	659,782
Deposits with clearing broker		270,235
Securities owned at market		
Trading		30,000,000
Investment		997,349
Restricted cash		202,075
Cash surrender value of life insurance		461,614
Other assets		268,125
Property and equipment		2,506,947
	$	35,366,127
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,339,953
Payable to clearing broker		28,968,752
Deferred compensation		144,500
		30,453,205
STOCKHOLDER'S EQUITY		
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		3,088,766
		4,912,922
	$	35,366,127

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1 - Business Description and Summary of Significant Accounting Policies

Business Description

The Company is registered with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Security Dealers (NASD), as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Securities Transactions

Customers' securities transactions are included in trading securities while transactions entered into for the account and risk of the Company are included as investment securities. Profit and losses arising from both trading and investment activities are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or carrying amounts that approximate fair value because of the short maturity of the instrument.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the straight line method of depreciation ranging from five to thirty nine years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1 - Business Description and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

In December 2008, the FASB issued FASB Staff Position (FSP) 48-3, Effective Date of FIN 48 for Certain Nonpublic Enterprises. The FSP defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. The Company has elected to defer the Implementation of FIN 48. FIN 48 will become effective for the Company beginning January 1, 2009. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company will continue to evaluate the application of FIN 48. Management does not believe the effect of implementing FIN 48 will have a material impact on its financial position or results of operations.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

Cash deposits in bank accounts occasionally exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses to date resulting from this policy.

Note 3 - Deposits With Clearing Brokers

The Company's clearing broker is Pershing, Inc. The agreement between the Company and Pershing, Inc. requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2008 is $270,235.

Note 4 - Cash Surrender Value of Life Insurance

These assets represent the cash value for insurance contracts concerning certain key employees. The life insurance contracts are being funded as a supplemental benefit package for these specific employees.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 5 - Fair Value

Effective January 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements". This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Securities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)
United States Treasury Bills	$ 30,000,000
Equities	514,806
Government Securities	380,050
Mutual Funds	102,493
	$ 30,997,349

On December 31, 2008, the Company purchased United States Treasury Bills of $30,000,000, which was sold with a trade date of January 2, 2009. As of December 31, 2008, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2008 was zero.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 6 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 1,179,838
Office equipment	1,293,204
Leasehold improvements	1,400,755
	3,873,797
Less: accumulated depreciation	1,366,850
	$ 2,506,947

Note 7 - Payable to Clearing Broker - net

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

Note 8 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc., Balance Sheet Management Inc., and LPC Services, Inc. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $281,000 of operating expenses. At December 31, 2008 a receivable of approximately $21,000 is attributable to the expense allocation agreement and is included in other assets. Additionally at December 31, 2008, a payable of approximately $4,000 resulting from prior year transactions is included in accounts payable and accrued expenses.

Note 9 - Commitments

During 2004, the Company entered into an agreement to rent office space that is accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2008 was $777,326. Future minimum lease payments required under these operating leases are as follows:

Year ending December 31, 2009	$ 818,594
2010	801,411
2011	836,498
2012	836,190
2013	836,190
Thereafter	1,881,428
	$ 6,010,311

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 9 – Commitments (continued)

At December 31, 2008, the Company has a standby letter of credit in the amount of $200,000, relating to the lease of its office space. The Company has pledged as collateral for this standby letter of credit, $200,000 of which is deposited in a money market account. The balance at December 31, 2008 is $202,075 and is included as restricted cash on the balance sheet.

Note 10 - Deferred Compensation Payable

Effective January 1, 2008, the Company adopted a nonqualified deferred compensation plan for certain key employees, "the Plan". The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company at its sole discretion credits amounts to participant's account balance under this plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entry only. Benefits accrue under the Plan during the participant's employment with the Company until a separation of service due to termination, whether voluntary or involuntary; retirement, death, disability or other, as defined in the Plan. Benefits may be forfeited if a participant does not satisfy the non-compete provisions of the Plan.

During 2008, the Company contributed to certain participant's account balances and recorded an estimated accrual as of December 31, 2008 for benefits payable under the Plan of $144,500.

Note 11 - 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2008 employer contributions were $156,799.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2008, the Company has net capital of $1,774,645 which is $1,674,645 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $1,484,453 aggregate indebtedness). At December 31, 2008, the Company's net capital ratio is 0.83 to 1.